

April 14, 2014

Via E-mail
Mr. Ronald L. McCrummen
Chief Financial Officer
PMFG, Inc.
14651 North Dallas Parkway
Suite 500
Dallas, TX 75254

> **Re:** **PMFG, Inc.**
> **Form 10-K for Fiscal Year Ended June 29, 2013**
> **Filed September 6, 2013**
> **File No. 1-34156**

Dear Mr. McCrummen:

We have reviewed your response letter dated March 28, 2014, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June 29, 2013

Risk Factors, page 15

If actual cost for our projects…or if we are required to pay liquidated damages due to late delivery…, page 21

1. We note your response to our prior comment 2. Please tell us whether there have been actual instances of non-performance as defined in your customer contracts regarding events of defaults and remedies under liquidated damage clauses that have had a material financial impact to your consolidated financial statements; if so, describe the particular facts and circumstances, including the period the instance(s) related to, and quantify the financial impact.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief